September 26, 2008

Joanna Lam, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Fax: 202-772-9368

RE: August 29, 2008 letter from Karl Hiller

Dear Ms. Lam,

As we discussed with Karl Hiller and you last week, we are writing to respond to Mr. Hiller’s August 29, 2008 letter.

In responding to the comments in the above referenced letter, you understand that the Company maintains that we did have effective controls and procedures as of December 31, 2007. The matter you have raised relates to our reliance on drafting advice with respect to our Form 10-KSB, which we have since amended. In these circumstances, it would be incorrect to suggest that our reliance on counsel on a matter of form in reporting on internal controls on Form 10-KSB equates in any way to a deficiency in internal controls.

The question Mr. Hiller suggested we raise in this letter, then, is whether reliance on qualified outside, independent expert’s advice to not include the language omitted in our Form 10-KSB but included in our Form 10-KSB/A1 when the substance of our internal controls was and is in compliance with law, but not in the form reflected in the amendment, constituted a lack of internal controls.

We explained and reaffirm that it was only upon discussions with our SEC counsel and their advice that the language included in our Form 10-KSB/A1 was not necessary for fiscal year ending December 31, 2007, that we changed our disclosure notes and filed the Form 10-KSB improperly in the first place.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

In 2007, the Company was aware of its need to comply with the terms of the Sarbanes-Oxley Act and the establishment and evaluation of disclosure controls and procedures and internal control over financial reporting. The Company complied, and engaged a well-known consulting firm, Lord & Benoit LLC (hereinafter “L&B”), pursuant to an agreement for Sarbanes-Oxley Section 404 Consulting Services, dated September 20, 2007 (the “Agreement”). Pursuant to the Agreement, L&B performed investigations, analysis and studies relating to the Company’s operations, its subsidiaries and its activities both domestically and in foreign jurisdictions where it operates and assisted the Company in designing, testing and evaluating its internal control over financial responding and disclosure controls and procedures.

L&B performed an evaluation of the Company’s internal controls over financial reporting based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Following this assessment, the Company’s Principal Executive Officer and Chief Financial Officer, conducted their own assessment of the operating effectiveness of the Company’s internal controls, including expenditures/accounts payable, fixed assets, payroll and benefits, inventory and revenue reporting and controls. L&B issued the Company a clean report as to the effectiveness of internal controls over financial reporting.

Management assessed the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures as of December 31, 2007. Based on management’s assessment and those criteria, management believes that the internal control over financial reporting and disclosure controls and procedures as of December 31, 2007 was effective.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report. The Company filed an amendment to our Form 10-KSB on August 11, 2008, incorporating the form requested by the SEC to additionally reflect the substance of our compliance.

In summary, the facts here are that the Company complied with legal and sound management principles for internal controls over financial reporting and disclosure controls and procedures, but made a Form 10-KSB reporting error on the advice of outside counsel. The Company acknowledged and corrected the straightforward reporting error, but we cannot imagine that this could be viewed as a controls error, thus think it would be improper to characterize it as such.

We look forward to your response to the question posed in our circumstances and would appreciate the opportunity to review this position with your office at your convenience. If any additional information is needed to complete your review, please do not hesitate to contact the Company’s Chairman and Chief Executive Officer, Van Krikorian or me at 203-422-2300.

Sincerely,

/s/ Jan Dulman Chief Financial Officer

CC: Van Krikorian John E. Schmeltzer, III